Adamis Pharmaceuticals Corporation

11682 El Camino Real, Suite 300

San Diego, CA 92130

December 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Esq.
Christina De Rosa, Esq.

Re:	Adamis Pharmaceuticals Corporation
Registration Statement on Form S-3 (No. 333-200447)
Request for Acceleration

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Adamis Pharmaceuticals Corporation (the "Company") hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-200447) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Thursday, December 11, 2014, or as soon thereafter as practicable. This request supersedes the previous letter request made by the Company dated December 9, 2014.

The Company hereby acknowledges the following:

(i)         should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin at (916) 558-6118.

Very truly yours,
Adamis Pharmaceuticals Corporation

By:	/s/ Robert O. Hopkins
Robert O. Hopkins
Chief Financial Officer